Dinara Nussipakynova, P.Geo.
AMC Mining Consultants (Canada) Ltd.
Suite 202, 200 Granville Street
Vancouver, British Columbia
V6C 1S4

CONSENT of QUALIFIED PERSON

I, Dinara Nussipakynova, P.Geo., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine, Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 30 March 2022

/s/ Dinara Nussipakynova
Dinara Nussipakynova, P.Geo.
Principal Geologist
AMC Mining Consultants (Canada) Ltd.